February 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister
Shannon Buskirk
John Coleman
Anuja Majmudar
Irene Barberena-Meissner

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Greenstone Corporation, as Co-Registrant (CIK No. 0002034129)
Amendment No. 1 to the Registration Statement on Form F-4, Filed January 10, 2025
Staff Comment Letter Dated January 27, 2025

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and its co-registrant, Greenstone Corporation, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Co-Registrant” or “Greenstone” and, together with the Company, the “Registrants”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ Amendment No. 1 to the Registration Statement on Form F-4, filed with the Commission on January 10, 2025 (the “Registration Statement”), as set forth in your letter dated January 27, 2025 addressed to Ibrahima Tall and Tulani Sikwila (the “Comment Letter”). In submitting this response, the Registrants are concurrently filing publicly with the Commission, electronically via EDGAR, Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to those contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses below refer to the Amendment No. 2.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

The Registrants advise the Staff that they seek to finalize the review process as soon as practicable to consummate the business combination prior to March 31, 2025 and appreciate the Staff’s assistance in facilitating the proposed timetable.

Amendment No. 1 to Registration Statement on Form F-4

Q: What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal...?, page xxii

1.	Please revise the information in the table so the amounts listed in each assumed redemption scenario corresponds with the correct total amounts.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxii-xxiii accordingly.

Questions and Answers About the Business Combination and the HCVI Stockholders’ Meeting

Q. What conditions must be satisfied to complete the Business Combination?, page xxvii

2.	We note your response to our prior comment 2. Revise your disclosure to include cross references to the applicable risk factors.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxvii-xxviii accordingly.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 29

3.	We note your response to comment 4 in the letter dated December 20, 2024. Please further revise the total liabilities and total shareholders’ deficit for the 50% and maximum redemption scenarios on page 30 to reconcile with the corresponding amounts on pages 83 and 84.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and has revised the disclosure on page 30 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

Risk Factors

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities, page 66

4.	We note your response to our prior comment 6 and disclosure that on December 19, 2024, Nasdaq granted HCVI’s request to continue its listing on Nasdaq until March 31, 2025, subject to HCVI’s compliance with the conditions outlined in the letter. Please disclose the conditions that HCVI must comply with in order to continue its listing on Nasdaq.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 accordingly.

Investors should be aware that the gratuitous waiver of all or part of the deferred underwriting fee is unusual..., page 72

5.	We note your response to our prior comment 8 and revised disclosure that HCVI management approached the Underwriters and requested they waive entitlement to the deferred fees. Please tell us the reason for seeking such waiver despite the Underwriters having already performed all of their obligations under the Underwriting Agreement and whether it was the result of any dispute or disagreement with HCVI or on any matter relating to its operations.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 accordingly.

The Background of the Business Combination, page 106

6.	We note the Greenstone valuation is based on 5,223,000 Greenstone Resource Ounces however the How Mine, Mazowe Mine, and Redwing Mine mineral resources, exclusive of reserves, and reserves total 4,352,000 ounces. Please explain the difference between these numbers.

Additionally, please tell us if the type of resource (e.g. measured, indicated, inferred) was considered in the valuation and comparison.

Response to Comment No. 6

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 111 accordingly.

Business of Greenstone and Information Related to Greenstone, page 219

7.	We note your response to comment 16. Please include an inset to the map on page 225 that clearly identifies the general location of the claims in the DRC. Please ensure the coordinates on the perimeter of the map are legible.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and has revised the disclosure on page 225 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

8.	We note your response to comment 18. Please include the equation for your resource cut-off grade calculation in each technical report summary in order to clearly articulate the cut-off grade calculation.

We note that the Mazowe resource cut-off grade calculation incorporates a percent mine call factor however the Redwing resource cut-off grade calculation does not incorporate a similar factor. Please explain these differences in your response.

Please explain the significance of certain COG estimation parameters in your technical reports, such as the assay plan factor and the block factor, that are included in Table 11.5 of Exhibit 96.2 and Table 11.4 of Exhibit 96.3, however do not appear to be included in the cut-off grade calculation.

Response to Comment No. 8

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 61-63 of Exhibit 96.1, pages 62-63 of Exhibit 96.2, and pages 56-57 of Exhibit 96.3 accordingly. For further context with respect to the resource cut-off grade calculations used in the Mazowe and Redwing technical reports, the qualified person set the reconciliation factor for the Redwing Mine at 100%, similar to current estimates for the How Mine, because, with respect to the Redwing Mine: (i) a block factor was not estimated and assumed to be 100% in recent year estimates, (ii) the assay plan factor was significantly impacted by poor recent year operational performance from 2015 to 2018, and (iii) the inspection of the historical process recovery indicated an average of 90% as compared to a fixed tail adopted in the cut-off grade calculation, which was equivalent to a 72% to 79% recovery. The qualified person also observed that the mine call factor is influenced by the mining method, selectivity and efficiency of mining, and that any future planned extraction of the resource would likely deliver better planned outcomes. The relevant assay plan factor and block factor were each applied in the cut-off grade calculation for the Mazowe Mine but were not applied in the cut-off grade calculation for the Redwing Mine because the qualified person judged the results of such application to be unreliable after inspection of historical production and reconciliation statistics, and by comparing historical recovery and estimated recovery by applying a fixed tail grade.

Greenstone Corporation Financial Statements

3.3 Property and equipment, page F-108

9.	We note your revised disclosure in response to prior comment 20. We believe your footnote disclosure requires additional detail to further support the inclusion of inferred resources in the straight-line calculation for determining the amount of depreciation of your mining assets. In order to understand the basis for including these resources in the depreciation calculation and further expand your footnote disclosure, address the following areas below:

a)	Explain why you do not apply the units of production method to depreciate your mining assets and have concluded the use of the straight-line method is more closely aligned with the consumption of the economic benefits of the assets under paragraphs 60 through 62 of IAS 16.

b)	Provide us with the resource and reserve amounts and categories that are included in the 72% and 79% disclosed amounts, including calculations. We would expect such amounts to be based on your life of mine plan and agree with reserve and resource amounts disclosed elsewhere in your filing.

c)	Revise your disclosure regarding when inferred mineral resources are included in the depreciation calculation to ensure the terminology is consistent with the definitions of Section 1300 of Regulation S-K. The term economically viable is associated with mineral reserve determination and the term economic potential relates to mineral resources. For an inferred resource to be viable it would first have to be upgraded to a measured or indicated resource which would have to be subsequently upgraded to a reserve.

d)	Supplement the information provided regarding your historical 81% conversion rate based on 12 years of historical data by explaining where the historical inferred resources were located in relation to areas of active production within the How mine. Explain whether the 81% conversion rate is based on inferred resources converted to proven and probable reserves or extracted for production.

e)	Provide sections or drawings to demonstrate the location of the inferred resources that are included in the depreciation calculation specifically identifying where these portions of inferred resources are located with respect to current active mining locations and drill holes.

f)	Provide us with an understanding of the continuity of the mineralization within the How mine.

g)	Specify the average drill hole spacing for the inferred resources that have been included in the depreciation calculation.

h)	Quantify the percentage of inferred resources that have been included in the depreciation calculation that have data that has been interpolated between sample points, versus the percentage extrapolated, and the average distance extrapolated.

i)	Provide any other empirical data that supports a high accuracy and confidence level with respect to inferred resource conversion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

Response to Comment No. 9

Please see responses below corresponding to the subsections denoted by letters, above:

a)	The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised its disclosure of the depreciation method on page F-109. The Company considered the use of the units-of-production method of depreciation, but determined the application of this method would not result in a materially different outcome as compared to the straight-line method of depreciation currently applied. Given both methods require determination of the total resource and reserve body, and the Company’s annual production is relatively constant, use of the straight-line depreciation method allocates a roughly equal amount of depreciation to each unit produced in a manner similar to the units-of-production method and thus appropriately reflects the pattern of consumption and matching of costs and benefits in accordance with paragraph 60 through 62 of IAS 16.

b)	The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised its disclosure on page F-109 for alignment with reserve and resource amounts in the How Mine NI-43101 Technical Report, effective as of December 31, 2022 (the “2022 NI-43101 Report”), which reserve and resource amounts are consistent with such amounts reported for 2022 in the 2023 S-K 1300 Technical Report Summary for the How Mine filed with the Registration Statement.

Due to the timing of when the 2022 NI-43101 Report is finalized as compared to the timing of the annual financial statements, the life of mine (“LOM”) plan for a given year is forecasted on a one-year lag basis and is based on the resource and reserve amounts from the prior year information in a technical report. Accordingly, the LOM estimate disclosed in the Company’s 2023 annual financial statements (i.e., 8 years, as disclosed in Note 3), is based on resource and reserve data derived from the 2022 NI-43101 Report. The 3.25Mt of inferred resources referenced in the financial disclosure may be reconciled to Table 1.1 from the 2022 NI-43101 Report (3.25M tonnes) and represents the measure of inferred resources for which there exists a reasonable expectation, as determined by a “qualified person” in accordance with applicable rules and regulations, of upgrade to indicated or measured mineral resources with continued exploration.

The prior disclosure reference to 72% of the total estimate of inferred resources expected to be classified as reserves was included to distinguish that the reported 3.25Mt is not the total amount of inferred resources, but only the portion of inferred resources for which there exists a reasonable expectation of future upgrade to indicated or measured mineral resources with continued exploration, according to the Regulation S-K 1300 requirement noted above. The 3.25Mt excludes inferred resources not expected to be converted and extractable due to their potential location within structural pillars which are to support the mine infrastructure. The inferred resources within these structural pillars cannot be converted and extracted due to the threat of mine collapse if the structural integrity of these pillars were to be compromised. We have removed the reference to 72% within the disclosure and have instead limited the discussion to note the 3.25Mt of inferred resources as the amount of inferred resources included in the measure of the total resource and reserve base which was used to calculate the LOM estimate applied in the 2023 annual financial statements. This change in disclosure has not affected the computation of the LOM, which utilizes the 3.25Mt of inferred resources and directly reconciles with the amount of inferred resources disclosed in the 2022 NI-43101 Report.

The resource and reserve base utilized in the 2023 LOM computation includes the following amounts, all of which were derived from the amounts reported in the 2022 NI-43101 Report:

Inferred resources	3.25Mt
Measured resources	0.44Mt
Indicated resources	0.19Mt
Proved reserves	0.34Mt
Probable reserves	0.42Mt
Total Resource and Reserve Base	4.64Mt

Based on the reconciliation above, the prior disclosure, which made reference to 3.25Mt of inferred resources comprising 79% of the total resource and reserve base utilized in the LOM computation, has been adjusted to 70% (3.25Mt/4.64Mt = 70%). The Company emphasizes this change in disclosure does not affect the estimate of the LOM, as the LOM calculation utilized 3.25Mt of inferred resources and 4.64Mt as the total resource and reserve base.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

Source: “How Mine S-K 1300 Technical Summary Report, effective as of December 31, 2022.”

Source: “How Mine S-K 1300 Technical Summary Report, effective as of December 31, 2022.”

c)	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page F-109 to remove the term “economically viable” and the disclosure language has been revised in accordance with the Regulation S-K 1300 definition of an inferred resource.

d)	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 81% conversion rate is based on historical data derived from five distinct ore bodies and 11 active mining blocks across the How Mine. The table below provides the locations of the ore bodies and mining blocks and demonstrates the amount of inferred resources (in tonnes) which were later upgraded to proven and probable reserves through the process of further exploration and development in the periods specified. Please note that the tonnage reflected in the column titled “Inferred resource estimate per mining block,” including the total of 2,550,623 tonnes, does not reflect the application of a discount to accommodate the inclusion of such resource in structural pillars.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

e)	The Company acknowledges the Staff’s comment and respectfully advises the Staff that inferred resources that are included in the LOM calculation are located below current mining areas, i.e. below 32L. Please refer to “Longitudinal Section Surface to 36L 2022” as of June 30, 2022 attached hereto as Exhibit C, which depicts the active mining locations that contain the inferred resources which were utilized in the LOM depreciation calculation.

f)	The Company acknowledges the Staff’s comment and respectfully advises the Staff to refer to “Longitudinal Section Surface to 36L FY2007” as of March 31, 2008 attached hereto as Exhibit A, “Longitudinal Section Surface to 36L 2018” as of June 30, 2018 attached hereto as Exhibit B, “Longitudinal Section Surface to 36L 2022” as of June 30, 2022 attached hereto as Exhibit C, and “Longitudinal Section Surface to 36L 2024” as of June 30, 2024 attached hereto as Exhibit D, which depict consistent mineralization in the How mine over time from 2007 to 2024. In 2007, inferred resources were mapped from 24L to just above 31L. By 2018, blocks above 28L that were previously in the inferred category were being mined, which had converted to reserves as indicated in the above table, and inferred resources were mapped from below 28L to 32L. By 2022, blocks above 30L that were previously in the inferred category were being mined, which had converted to reserves as indicated in the above table. In 2022 and 2024, inferred resources were mapped from below 30L to 36L. In 2024, exploration was in progress to upgrade the lift between 30L and 32L in preparation for mining in 2025.

g)	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company applies extrapolation methodology to estimate inferred resources from drill indicated resources rather than a drilling methodology given the orebodies in the How Mine have been quite predictable over a combined orebodies strike of 500m due to similar geometry and a robust geological structure that hosts the mineralization.

Regulation S-K 1300 allows for two methods of estimating inferred resources: 1) by drilling and 2) by sampling, such as by using extrapolation if condition precedents are met. The predictability of the orebody provides a basis for the Company’s confidence in the extrapolation method of estimating inferred resources. Please refer to the attached PDF files entitled “Longitudinal Section Surface to 36L FY2007”, “Longitudinal Section Surface to 36L 2018”, “Longitudinal Section Surface to 36L 2022”, and “Longitudinal Section Surface to 36L 2024” which depict predictable mineralization in the How mine over time from 2007 to 2024, as mined areas are generally located in mining blocks that were previously categorized as inferred resources blocks.

h)	The Company acknowledges the Staff’s comment and respectfully advises the Staff that 25% of inferred resources that have been included in the depreciation calculation have data that has been interpolated between sample points, versus 75% that has been extrapolated from drill indicated resources. The average distance extrapolated is 114 meters.

i)	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the history of continued mineralization is supported by the 81% conversion table above and the attached PDF files depicting the longitudinal surface sections. This support demonstrates that mined areas are generally located in mining blocks that were previously categorized as inferred resource blocks. Taking the 2007 generated longitudinal section, it can be seen that mining activities were on blocks above 24L, with inferred resources lying below 24L to 31L. In 2018, mining was at 28L, the inferred resource at between 30L and 36L, with the 26L to 24L mining lift having been mined out. Superimposing the two longitudinal sections will indicate that the mined-out area lies within the previously inferred zones. The same can be demonstrated on preceding years from surface.

* * * * * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2025

We thank the Staff for its review and consideration of the Registrants’ Registration Statement and the foregoing responses to the Staff’s comments. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

Enclosure

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Ibrahima Tall, Chief Executive Officer, Namib Minerals
Tulani Sikwila, Chief Financial Officer, Greenstone Corporation
Siphesihle Mchunu, General Counsel, Namib Minerals
Alan Annex, Greenberg Traurig, LLP
Adam Namoury, Greenberg Traurig, LLP

EXHIBIT A

Longitudinal Section Surface to 36L FY2007

[see attached]

HOW MINE

MINERAL RESOURCES AND MINERAL RESERVES LONGITUDINAL SECTION

North
South
1300Z
1200Z
1100Z
1000Z
900Z
800Z
700Z
600Z
500Z
400Z
300Z
200Z
100Z
000Z
HOW SOUTH PROJECT
NORTH #
SOUTH #
MAIN #
1 LEV
2 LEV
3 LEV
4 LEV
5 LEV
6 LEV
6 1/2 LEV
7LEV
8 LEV
9 LEV
10 LEV
11 LEV
12 LEV
13 LEV
14 LEV
15 LEV
16 LEV
17 LEV
18 LEV
683M L
20 LEV
21 LEV
22 LEV
24 LEV
26LEV
28LEV
30LEV
32LEV
34LEV
36LEV
220N & 10S H/W
100N & 60N
100S
24L_22L_ 220N IND (INSERT)
PHASE 3 FOOTWALL (INSERT)
27 LEVEL
28 LEVEL
29 LEVEL
30 LEVEL
28L 24LS INFERRED
LEGEND
PROVED MINERAL RESERVES (BLOCKS AND PILLARS)
PROBABLE MINERAL RESERVES (BLOCKS AND PILLARS)
INDICATED RESOURCES
INFERRED RESOURCES
REGIONAL PILLAR
LOW GRADE MINERALISATION(<2.7g/t)
STOPED OUT AREAS
BLOCKS BEING MINED JUNE06-SEP 07
EXPLORATION TARGET
-5525X
-5550X
-5575X
-5600X
-5625X
-5650X
-5675X
-5700X
-5725X
-5750X
-5775X
-5800X
-5825X
-5850X
-5875X
-5900X
-5925X
-5950X
-5975X
-6000X
-6025X
-6050X
-6075X
-7000X
-7025X
-7050X
-7075X
-8000X
-8025X
20N
19N
18N
17N
16N
15N
14N
13N
12N
11N
10N
9N
8N
7N
6N
5N
4N
3N
2N
1N
1S
2S
3S
4S
5S
6S
7S
8S
9S

BULAWAYO MINING COMPANY
HOW MINE

TITLE:	LONGITUDINAL SECTION
SCALE:	50 0 50 100 metres
DATE:	31/03/08
EDITED BY:	L. CHANDIRUMA

EXHIBIT B

Longitudinal Section Surface to 36L 2018

[see attached]

HOW MINE

MINERAL RESOURCES AND MINERAL RESERVES LONGITUDINAL SECTION

North
South
220N & 10S H/W
HOW SOUTH PROJECT
EXPLORATION TARGET
162900t 3.2g/t
1,041,778t @ 1.2g/t
PROPOSED SLYPING
MINED OUT
MINED OUT
MINED OUT
MINED OUT
OPEN STOPE
NORTH #
SOUTH R/B
MAIN #
S/HILL
FAN
1 LEV
2 LEV
3 LEV
4 LEV
5 LEV
6 LEV
6 1/2 LEV
7LEV
8 LEV
9 LEV
10 LEV
11 LEV
12 LEV
13 LEV
14 LEV
15 LEV
16 LEV
17 LEV
18 LEV
20 LEV
21 LEV
22L
23LEV
24L
26L
27L
28L
30LEV
32LEV
34LEV
36LEV
1LEV
2LEV
3LEV
4 LEV
5LEV
6LEV
61/2LEV
21 LEV
22 LEVEL
23 LEVEL
24LEV
28 LEV
28 1/2 L
29 Level
30L13m
30LEV
31LEV
32LEV
33LEV
34LEV
35LEV
36LEV
16N7
waste fill
23L-23L20 STOPE
500N STOPE
11N OPEN STOPE
9N OPEN STOPE
DEV TO OREBODY (325m)
HOW MAIN OREBODY
28L_30L 400N
202900t@3.2g/t
28L_29L2 300N
169,900t@4.0g/t
29 1/2L - 28 L INFERRED
169,900t @ 4.00g/t
29 1/2L - 30L INFERRED
291,000t @ 3.00g/t
30L_32L400N
407,030 t @ 3.3g/t
30L - 32L INFERRED
711,670t @ 3.00g/t
32L_34L400N
417,118 t @ 3.3g/t
32L - 34L INFERRED
711,670t @ 3.00g/t
34L_35L400N
218,647 t @ 3.3g/t
34L - 36L 300 INFERRED
542,386t @ 3.00g/t
100S OREBODY SECTION INSERT
635 LEV
18 LEV
19 L20m
19 LEV
20L30m
20L6m
20 LEV
37.4m
100S OREBODY
SCALE 1:1000
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
320N LONGSECTION
360N
330N LONGSECTION
INSERT
100N & 60N
LEGEND
PROVED MINERAL RESERVES
PROBABLE MINERAL RESERVES
INDICATED RESOURCES
INFERRED RESOURCES
MEASURED RESOURCES
REGIONAL PILLAR
STOPED OUT AREAS
WASTE FILL
BLOCKS AFFECTED BY COLLAPSE
COLLAPSED PILLARS AND STOPES
KEY:
T.Way
Decline
-5400X
-5500X
-5600X
-5700X
-5800X
-5900X
-6000X
-6100X
-6200X
-6300X
-6400X
1300Z
1200Z
1100Z
1000Z
900Z
800Z
700Z
600Z
500Z
400Z
300Z
200Z
100Z
000Z

BULAWAYO MINING COMPANY
HOW MINE

TITLE:	LONGITUDINAL SECTION
SCALE:	N.T.S
DATE:	30/06/18

EXHIBIT C

Longitudinal Section Surface to 36L 2022

[see attached]

HOW MINE

MINERAL RESOURCES AND MINERAL RESERVES LONGITUDINAL SECTION

North
South
HOW SOUTH PROJECT
EXPLORATION TARGET
220N & 10S H/W
NORTH #
SOUTH R/R
MAIN #
PROPOSED SHAFT
MINED OUT
1 LEV
2 LEV
3 LEV
4 LEV
5 LEV
6 LEV
6 1/2 LEV
7LEV
8 LEV
9 LEV
10 LEV
11 LEV
12 LEV
13 LEV
14 LEV
15 LEV
16 LEV
17 LEV
18 LEV
20 LEV
21 LEV
22L
23LEV
24LEV
21 LEV
22 LEVEL
23 LEVEL
28 LEV
28.5 L
29 Level
30L13m
30Level
31Level
32Level
33Level
34Level
35Level
36Level
16N7
INSERT
100N & 60N
100S OREBODY SECTION INSERT
400N F/W
36Level 28Level 330N-3600N LONG SECTION LOOKING EAST
30L - 32L 330N-360N INFERRED
800,653t @ 2.5g/t
32L - 34L 300N INFERRED
644,369t @ 2.5g/t
30L_32L 400N INFERRED
411,517 t @ 2.5g/t
32L_34L 400N INFERRED
417,100 t @ 3.3g/t
34L_35L 400N INFERRED
218,600 t @ 3.3g/t
30L - 32L 300N INFERRED
205,196t @ 3.00g/t
32L - 34L 300N INFERRED
711,700t @ 3.00g/t
34L - 36L 300N INFERRED
542,400t @ 3.00g/t
14L - 18L 300N INFERRED
102,036t @ 1.5g/t
17L - 16L 300N INFERRED
61,571t @ 1.7g/t
18L - 16L 300N F/W INFERRED
87,462t @ 1.8g/t
-5400X
-5500X
-5600X
-5700X
-5800X
-5900X
-6000X
-6100X
-6200X
-6300X
-6400X
KEY:
T.Way
Decline
LEGEND
PROVED MINERAL RESERVES
PROBABLE MINERAL RESERVES
UNPAY MINERAL RESERVES
INDICATED RESOURCES
INFERRED RESOURCES
MEASURED RESOURCES
REGIONAL PILLAR
STOPED OUT AREAS
WASTE FILL
BLOCKS AFFECTED BY COLLAPSE
COLLAPSED PILLARS AND STOPES

BULAWAYO MINING COMPANY HOW MINE	
TITLE	LONGITUDINAL SECTION
SCALE	N.T.S
DATE	30/06/2022

EXHIBIT D

Longitudinal Section Surface to 36L 2024

[see attached]

HOW MINE

MINERAL RESOURCES AND MINERAL RESERVES LONGITUDINAL SECTION

North
South
220N & 10S H/W
HOW SOUTH PROJECT
EXPLORATION TARGET
INSERT
100N & 60N
1 LEV
2 LEV
3 LEV
4 LEV
5 LEV
6 LEV
6 1/2 LEV
7LEV
8 LEV
9 LEV
10 LEV
11 LEV
12 LEV
13 LEV
14 LEV
15 LEV
16 LEV
17 LEV
18 LEV
20 LEV
21 LEV
22L
23LEV
24LEV
21 LEV
22 LEVEL
23 LEVEL
28 LEV
28,5 L
29 Level
30L13m
30Level
31Level
32Level
33Level
34Level
35Level
36Level
16N7
MINED OUT
PROPOSED SUBSHAFT
OPEN STOPE
1300Z
1200Z
1100Z
1000Z
900Z
800Z
700Z
600Z
500Z
400Z
200Z
100Z
-5400X
-5500X
-5600X
-5700X
-5800X
-5900X
-6000X
-6100X
-6200X
-6300X
-6400X
400N F/W
320N LONGSECTION
100S OREBODY SECTION INSERT
36Level 28Level 330N-3600N LONG SECTION LOOKING EAST
30L - 32L 330N-360N INDICATED 702,916t @ 1,76g/t
32L - 34L 300N INFERRED 711,700t @ 3,00g/t
30L_32L400N INDICATED 302,024t @ 1,57g/t
32L_34L400N INFERRED 417,100 t @ 2,94g/t
34L_35L400N INFERRED 218,600 t @ 2,94g/t
30L - 32L300N INDICATED 316,567t @ 1,24g/t
32L - 34L 300N INFERRED 711,700t @ 3,00g/t
34L - 36L 300N INFERRED 542,400t @ 3,00g/t
14L - 18L 350N INDICATED 156,789t @ 4,04g/t
KEY:
T.Way
Decline

LEGEND

- PROVED MINERAL RESERVES
- PROBABLE MINERAL RESERVES
- UNPAY MINERAL RESERVES
- INDICATED RESOURCES
- INFERRED RESOURCES
- MEASURED RESOURCES
- REGIONAL PILLAR
- STOPED OUT AREAS
- WASTE FILL
- BLOCKS AFFECTED BY COLLAPSE
- COLLAPSED PILLARS AND STOPES

BULAWAYO MINING COMPANY HOW MINE	
TITLE	LONGITUDINAL SECTION
SCALE	N.T.S
DATE	30/06/2024